UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 18, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler awarded Petra Diamonds EPC contract in South Africa

• Contract is for Cullinan Mill Extension Project
• Award follows completion of FEED phase

London, United Kingdom - Amec Foster Wheeler announces today that it has been awarded an Engineering Procurement and Construction (EPC) Contract for the Cullinan Mill Extension Project, near Pretoria, in South Africa.

The award of this contract, valued at approximately US$113 million (ZAR1.4 billion out of the Plant's total ZAR1.6 billion capital cost), follows the successful Front End Engineering and Design (FEED) work for this project. The contract will be executed by Amec Foster Wheeler's South African mining company, MDM Engineering.

The contract is to provide the design, procurement and construction services for the mine's six million ton per annum milling, Dense Media Separation and sorting process facilities.

Amec Foster Wheeler's Group President for Asia, Middle East, Africa & Southern Europe, Roberto Penno, said: "We have a wealth of experience in the South African diamond industry and are pleased to use it to not only take the prestigious Cullinan Project to the next important phase of development but also to further our partnership with Petra Diamonds."

-Ends-

Contacts:

Achilleas Georgiou (media)	+44 (0)20 7429 7511 achilleas.georgiou@amecfw.com
Rupert Green (investors)	+44 (0)20 7429 7508 rupert.green@amecfw.com
 Notes to editors:

1. Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

2.         MDM Engineering Group Limited (www.mdm-engineering.com), a wholly-owned Amec Foster Wheeler company, is a minerals process and project management company focused on the mining industry. The company provides a wide range of services including metallurgical test work support, Preliminary Economic Assessments, and bankable feasibility studies, through to plant design, construction and commissioning. To date, the company's clients have largely been junior and mid-tier mining corporations with operations in Africa.

The MDM Engineering core technical team has a 25 year track record of completing a wide range of studies and execution projects across a variety of minerals, including precious metals, base metals, ferrous and non-ferrous metals, uranium and diamonds.

3.         Petra Diamonds (www.petradiamonds.com) is a leading independent diamond mining group and an increasingly important supplier of rough diamonds to the international market. The Company has interests in five producing mines: four in South Africa (Finsch, Cullinan, Koffiefontein and Kimberley Underground) and one in Tanzania (Williamson). It also maintains an exploration programme in Botswana.

Cullinan is one of the world's most celebrated diamond mines and is a source of large, high-quality Type II gem diamonds. The mine is famous for large, high quality diamonds and has produced over 750 stones of greater than 100 carats and more than a quarter of all the world's diamonds of greater than 400 carats. It is also the world's only significant source of truly rare and highly valuable blue diamonds.

Petra has a core objective to steadily increase annual production to ca. 5 million carats by FY 2019. The Group has a significant resource base of ca. 300 million carats.

Petra conducts all operations according to the highest ethical standards and will only operate in countries which are members of the Kimberley Process. Petra is quoted with a premium listing on the Main Market of the London Stock Exchange under the ticker 'PDL'.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 December 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary